[MEDIVATION, INC. LETTERHEAD]

August 6, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
James Peklenk
John Krug

Re:	Medivation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Schedule 14A
Filed April 30, 2010
File No. 001-32836

Ladies and Gentlemen:

On behalf of Medivation, Inc. (the “Company”), this letter is being submitted in connection with the letter that the Company previously submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 22, 2010 (the “Response Letter”), which Response Letter was submitted to the Staff in response to the Staff’s comment letter dated July 16, 2010 (the “Comment Letter”) regarding (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 15, 2010 and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2010.

In the Response Letter, the Company indicated, in response to Staff comment 1 in the Comment Letter, that the Company would file the UCLA License Agreement (as defined in the Response Letter) as an exhibit to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010 (“Quarterly Report”), which the Company expects to file on August 9, 2010. In the Response Letter, the Company also advised the Staff that it intends to apply for confidential treatment for certain portions of the UCLA License Agreement pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”) and 17 C.F.R. § 200.80(b)(4) (the “Confidential Treatment Request”). As discussed via telephone on August 5, 2010 between the Staff and Chad Mills of Cooley LLP, the Company’s outside legal counsel, due to time constraints adversely impacting the Company’s ability to complete the Confidential Treatment Request in a timely manner, the Company intends to file the UCLA License Agreement as an exhibit to an amendment to the Quarterly Report, which amendment will be filed no later than August 20, 2010. Pursuant to the Staff’s request, the Company is submitting

Securities and Exchange Commission

August 6, 2010

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this letter to the Staff to confirm the same. As stated in the Response Letter, the Company will also include the UCLA License Agreement as an exhibit to the Company’s future annual reports on Form 10-K (including via incorporation by reference in accordance with Rule 12b-32 of the Exchange Act and Item 10(d) of Regulation S-K) to the extent the UCLA License Agreement continues to constitute a material contract of the Company within the meaning of Regulation S-K Item 601(b)(10).

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 415-829-4101 if you have any questions or would like additional information regarding this matter or the Response Letter.

Sincerely,

/s/ C. Patrick Machado
C. Patrick Machado

Chief Business Officer and Chief Financial Officer

Medivation, Inc.

cc:	Kenneth L. Guernsey, Esq., Cooley LLP
Chadwick L. Mills, Esq., Cooley LLP